Form 51-102F3

Material Change Report

1.	Name and Address of Company
TransAlta Corporation ("TransAlta" or the "Company")
110 – 12th Avenue SW
PO Box 1900, Station “M” Calgary, AB T2P 2M1

2.	Date of Material Change

January 14, 2016.

3.	News Release

A news release was issued on January 14, 2016 by, or on behalf of, the Company and disseminated through the facilities of Marketwire.

4.	Summary of Material Change

To support the transition from coal to gas-fired and renewable power generation in the Province of Alberta and to maximize the financial flexibility of the Company, the Board of Directors of TransAlta resolved to, among other things, reduce the Company's dividend to $0.04 per common share ($0.16 per common share on an annualized basis) on the issued and outstanding common shares of the Company, as and when such dividend is next declared and to suspend the Premium DividendTM, Dividend Reinvestment and Optional Common Share Purchase Plan (the “DRIP”) of the Company effective immediately.

5.	Full Description of Material Change

The Board of Directors of TransAlta resolved to reduce the Company's dividend to $0.04 per common share on the issued and outstanding common shares of the Company, as and when such dividend is next declared. The revised dividend of $0.16 per common share on an annualized basis represents a 15% to 20% payout of Comparable Free Cash Flow based on 2016 guidance and will further support its balance sheet by providing TransAlta with incremental cash of approximately $150 million annually.

The Board of Directors also resolved to suspend the DRIP effective immediately, to stop shareholder dilution. TransAlta does not currently expect to raise additional equity in 2016 as the incremental cash from the dividend revision will be used to strengthen its balance sheet.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this material change report is:

Mr. Donald Tremblay, Chief Financial Officer

Tel: (403) 267-2060

9.	Date of Report

January 22, 2016.

Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of applicable securities laws, including, without limitation, statements regarding: the payment of future dividends and the amount thereof; the payout ratio of the Company; the comparable free cash flow; the increase to incremental cash flow of approximately $150 million annually; shareholder dilution; and expectations in respect of equity transactions for 2016. All forward-looking statements are based on TransAlta’s beliefs and assumptions based on information available at the time the assumptions were made. These statements are not guarantees of TransAlta’s future performance and are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward- looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required, equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; the outcome of the Keephills 1 force majeure arbitration, including the impact of any award and any insurance recoveries; legislative or regulatory developments; competition; global capital markets activity; changes in prevailing interest rates, currency exchange rates, inflation levels and commodity prices; and general economic conditions in the geographic areas where we operate. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this material change report. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-IFRS Measures

Thus material change report contains reference to Comparable Free Cash Flow. Comparable Free Cash Flow is not defined under International Financial Reporting Standards ("IFRS"), and may not be comparable to those used by other entities or by rating agencies. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to TransAlta’s Management Discussion and Analysis for the third quarter of 2015 for further discussion of this item, including, where applicable, reconciliations to measures calculated in accordance with IFRS.